 EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	June 20, 2011

Seabridge Gold Files Preliminary Feasibility Study for KSM Project

Scenarios Identified for Higher Throughput with Substantial Economic Benefits

Toronto, Canada – Seabridge Gold Inc. announced today that the National Instrument 43-101 compliant Preliminary Feasibility Study (“PFS”) for its 100% owned KSM project located in northern British Columbia, Canada has been filed at www.sedar.com. The PFS was prepared by Wardrop, A Tetra Tech Company (Wardrop).The report identifies two different scenarios for expanding throughput, both of which would have a substantial positive impact on project economics according to preliminary estimates.

Seabridge Gold President and CEO Rudi Fronk noted that there is a major opportunity to increase KSM’s Net Present Value and Internal Rate of Return by expanding the rate of production after start-up. “We have continued to make significant additions to reserves which have extended mine life beyond 50 years. The final PFS report examines whether or not production in the later years can be brought forward cost effectively. The conclusion is that it can, either by optimizing the original planned capacity or expanding that capacity. We will be studying these scenarios further in the coming months,” Fronk said.

Results of the PFS as announced on May 2, 2011 (see http://www.seabridgegold.net/news.php) included:

•	Proven and probable reserves of 38.5 million ounces of gold, 10.0 billion pounds of copper, 214 million ounces of silver and 257 million pounds of molybdenum.
•	Projected mine life of 52 years [2.2 billion tonnes of reserves at a throughput of 120,000 tonnes per day (tpd)].
•	Estimated base case cash operating cost of US$105 per ounce during first 7 years of mine life.
•	Base case initial capital payback of 6.6 years or 13% of mine life.
•	Base case total net cash flow of US$16.2 billion and a NPV at 5% of US$2.6 billion

The PFS envisages an open-pit mining operation at 120,000 metric tonnes per day (tpd) of ore fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. and shipment to a Pacific Rim smelter. Extensive metallurgical testing confirms that KSM can produce a clean concentrate with an average copper grade of 25%, making it readily saleable. A separate molybdenum concentrate and gold-silver dore would be produced at the KSM processing facility.

In the PFS, the independent consultants provided two alternative production scenarios to the designed 120,000 tpd throughput. The first alternative involves increasing the throughput rate by 50% to 180,000 tpd commencing in Year 9 through a plant expansion funded by additional capital (Expanded Throughput Scenario). The second alternative involves a 15% increase in throughput starting in Year 4 using existing plant equipment (Incremental Throughput Scenario).

Expanded Throughput Scenario

The designed throughput of 120,000 tpd is the industry standard start-up capacity for large tonnage copper and copper-gold projects (even when reserves are large enough to justify greater rates of production) because it is the practical limit for developing the necessary working space for sufficient ore production to feed the plant in the early years of an open pit mine. Planned expansion comes later as mining capacity increases, allowing the project economics to be improved with a higher throughput. Examples of projects that were originally built at 100,000 to 140,000 tpd throughput and have been, or will be, expanded include Escondida, Cerro Verde and Batu Hijau.

In the Expanded Throughput Scenario, the ore production rate is increased by 50% (180,000 tpd) starting in Year 9 through a plant expansion funded by additional capital of US$982 million expended during Years 7 and 8 (i.e. after initial capital recoupment). Additionally, operating costs were updated for the increased throughput and timing of the sustaining capital was adjusted to reflect the shorter mine life. The following table compares the results of the Increased Throughput Scenario to the 120,000 tpd scenario at the three different metal price scenarios used in the PFS:

Projected Economic Results – Expanded Throughput Scenario
	Base Case		AlternateCase		Spot PriceCase
	120,000 tpd	180,000 tpd in Year 9	120,000 tpd	180,000 tpd in Year 9	120,000 tpd	180,000 tpd in Year 9
Metal Prices: Gold ($/ounce) Copper ($/pound) Silver ($/ounce) Molybdenum ($/pound)	1,069 3.04 18.12 17.35		1,200 2.60 36.00 17.35		1,477 4.27 42.57 17.00
Mine Life (years)	52	37	52	37	52	37
Annual Gold Production Years 1-7 (ounces) Life of Mine (ounces)	854,000 546,000	854,000 767,000	854,000 546,000	854,000 767,000	854,000 546,000	854,000 767,000
Net Cash Flow (billions)	$16.2	$16.2	$18.8	$18.7	$35.7	$35.6
NPV @ 5% (billions)	$2.6	$3.4	$3.3	$4.2	$7.8	$9.5
IRR (%)	9.2	10.2	10.2	11.4	14.9	15.9
Initial Capital Payback (yrs)	6.6	6.6	5.9	5.9	4.8	4.8
Operating Costs Per Ounce of Gold Produced During Years 1 to 7	105	105	134	134	-110	-110
Operating Costs Per Ounce of Gold Produced (life of mine)	231	204	272	246	-79	-109
Total Costs Per Ounce of Gold Produced (includes all capital)	498	499	539	541	220	222
US$/Cdn$ Exchange Rate	0.93		0.93		1.04

Note: Operating and total costs per ounce of gold are after base metal credits. Total costs per ounce include all start-up capital, sustaining capital and reclamation/closure costs.

Incremental Throughput Scenario

Operating at a throughput rate above name-plate design is normally achieved at large mining operations. These production increases usually result from: (i) operator experience gained over time; (ii) conservative design factors used by engineers during feasibility; and (iii) grinding equipment sizes selected for the harderthan average ore units expected as feed to the plant. At KSM, the grinding circuit will accommodate the harderore which comes from the Sulphurets pit. The ore from the Mitchell, Kerr and Iron Cap pits is softer.

In the Incremental Throughput Scenario, the ore production rate is increased by 15% (to 138,000 tpd) in Year 4 using the existing plant equipment. Additional capital of US$19 million was applied in Year 3 to prepare the plant for the additional throughput. Additionally, operating costs were updated for the increased throughput and timing of the sustaining capital was adjusted to reflect the shorter mine life. The following table compares the projected economic results of the Incremental Throughput Scenario to the 120,000 tpd scenario at the three different metal price scenario used in the PFS:

Projected Economic Results – Incremental Throughput Scenario
	Base Case		AlternateCase		Spot PriceCase
	120,000 tpd	138,000 tpd in Year 4	120,000 tpd	138,000 tpd in Year 4	120,000 tpd	138,000 tpd in Year 4
Metal Prices: Gold ($/ounce) Copper ($/pound) Silver ($/ounce) Molybdenum ($/pound)	1,069 3.04 18.12 17.35		1,200 2.60 36.00 17.35		1,477 4.27 42.57 17.00
Mine Life (years)	52	45	52	45	52	45
Annual Gold Production Years 1-7 (ounces) Life of Mine (ounces)	854,000 546,000	903,000 630,000	854,000 546,000	903,000 630,000	854,000 546,000	903,000 630,000
Net Cash Flow (billions)	$16.2	$17.4	$18.8	$19.9	$35.7	$37.0
NPV @ 5% (billions)	$2.6	$3.5	$3.3	$4.2	$7.8	$9.2
IRR (%)	9.2	10.6	10.2	11.7	14.9	16.3
Initial Capital Payback (yrs)	6.6	6.1	5.9	5.7	4.8	4.6
Operating Costs Per Ounce of Gold Produced During Years 1 to 7	105	80	134	109	-110	-140
Operating Costs Per Ounce of Gold Produced (life of mine)	231	194	272	235	-79	-121
Total Costs Per Ounce of Gold Produced (includes all capital)	498	456	539	498	220	173
US$/Cdn$ Exchange Rate	0.93		0.93		1.04

Note: Operating and total costs per ounce of gold are after base metal credits. Total costs per ounce include all start-up capital, sustaining capital and reclamation/closure costs.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world’s largest undeveloped gold/copper projects. Proven and probable reserves for the KSM project are as follows (see news release dated May 2, 2011 for details):

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil
Totals	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175
	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

National Instrument 43-101 Disclosure

The KSM PFS was prepared by Wardrop, a Tetra Tech Company, under the direction of John Huang, and included the work of other consultants (see news release of May 2, 2011). Mr. Huang is a Qualified Person under National Instrument 43-101 and has approved this news release.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements”, are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including capacity expansion; (v) completion of, and submission of, the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs andproposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's AnnualInformation Formfiled with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2010 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net